SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 24, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

Publicly-held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Given the information presented in the teleconference with analysts held on November 14, 2014, and in accordance with Article 157, paragraph 4, of Law 6404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission, COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or “Company”) hereby clarifies the following to its shareholders and the market in general:

On Friday, November 21, 2014, CSN and its partners in Nacional Minérios S.A. (“Namisa”), ITOCHU Corporation, JFE Steel Corporation, POSCO, Kobe Steel, Ltd., Nisshin Steel Co., Ltd., and China Steel Corporation entered into agreements which envisage the combination of the mining operations and part of the related logistics of CSN and Namisa, which will be segregated in a new company (“Transaction”). The effectiveness of the Transaction is subject to the approvals by the board of directors of the parties, expected to take place until December 12, 2014. As conditions precedent to closing the deal, the agreements establish regulatory approvals and other measures customary in transactions of this nature, which should be fulfilled within 12 months.

The Company will maintain the CVM, BM&FBOVESPA and the market informed of any developments regarding the Transaction.

São Paulo, November 24, 2014.

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.